Filed Pursuant to Rule 433

Registration Statement No. 333-186166

Pricing Term Sheet

Dated November 5, 2014

First American Financial Corporation

Pricing Term Sheet

Issuer:	First American Financial Corporation

Security Description:	4.600% Senior Notes due 2024

Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB

Size:	$300,000,000

Trade Date:	November 5, 2014

Settlement Date:	November 10, 2014 (T+3)

Maturity:	November 15, 2024

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2015. The initial interest period will be the period from and including the settlement date, to but excluding May 15, 2015, the first interest payment date.

Coupon:	4.600%

Benchmark Treasury:	2.375% due August 15, 2024

Benchmark Treasury Price / Yield:	100-06 / 2.353%

Spread to Benchmark Treasury:	T+ 225 basis points

Yield to Maturity:	4.603%

Price to Public:	99.975% of principal amount

Net Proceeds before expenses:	$297,975,000

Optional Redemption:	Make-whole call at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) discounted present value of the principal and interest (exclusive of interest accrued to the date of redemption) at T+ 35 basis points, in each case, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

CUSIP / ISIN:	31847R AF9 / US31847RAF91

Joint Book-Running Managers:	J.P. Morgan Securities LLC Goldman, Sachs & Co. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Dowling & Partners Securities, LLC

KeyBanc Capital Markets Inc.

Mitsubishi UFJ Securities (USA), Inc.

SunTrust Robinson Humphrey, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, calling Goldman, Sachs & Co. collect at (201) 793-5170 or calling U.S. Bancorp Investments, Inc. collect at (877) 558-2607.